SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(*)

                              Algiers Bancorp, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    015600109
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                                 (CUSIP Number)

                  Elliot Press, Esq., c/o Rosenman & Colin LLP,
                     575 Madison Avenue, New York, NY 10022
                                 (212) 940-8800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 23, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 015600109               SCHEDULE 13D                 Page 2 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Riggs Partners LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
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                  7     SOLE VOTING POWER

                        42,000 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               42,000 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.29%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 015600109               SCHEDULE 13D                 Page 3 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip J. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        42,000 shares (comprised of shares owned by
                        Riggs Partners LLC)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               42,000 shares (comprised of shares owned by
    WITH                Riggs Partners LLC)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,000 shares (comprised of shares owned by Riggs Partners LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.29%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on January 19, 2001 (the "Original Schedule 13D") on behalf of (i) Riggs Partners, LLC., a Illinois limited liability company ("RP LLC") and (ii) Philip
J. Timyan (collectively the "Reporting Persons"), with respect to the common stock, par value $0.01 per share (the "Shares") of Algiers Bancorp, Inc., a Louisiana corporation (the "Company"). Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.     Purpose of Transaction

            Item 4 is hereby amended as follows:

            On February 23, 2001, Riggs delivered a proposal and supporting statement, a copy of which is attached hereto as Exhibit 3, for inclusion in the Company's proxy statement for the next annual meeting of stockholders. The proposal, if passed, would constitute the request of the Company's stockholders that the Board of Directors retain an investment banking firm to solicit offers for the sale of the Company and establish an independent committee of directors with respect to the sale of the Company.

            If the Board of Directors does not respond satisfactorily to the contents of the Riggs proposal in the near future, Mr. Timyan intends to take whatever actions are necessary to gain representation on the Company's Board of Directors at the Company's 2001 annual meeting of stockholders.

            The Reporting Persons intend to continue to closely scrutinize and monitor developments at the Company and, in particular, to attempt to evaluate the Company's efforts with respect to a sale of the Company or its assets. The Reporting Persons may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise,
            (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) take such other actions, including actions which could result in the changes or events specified in clauses (a)-(j) of Item 4 of the Form of Schedule 13D, as the Reporting Persons determine to be in their best interest.

Item 7.     Material to be Filed as Exhibits

            Item 7 is hereby amended as follows:

            Exhibit 1: Agreement pursuant to Rule 13d-1(k)

            Exhibit 3: Letter dated February 23, 2001 from Riggs Partners, LLC to the Company.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2001

                                    RIGGS PARTNERS, LLC


                                    By: /s/ Philip J. Timyan
                                       -----------------------------------------
                                    Name:   Philip J. Timyan
                                    Title:  Managing Member


                                    /s/ Philip J. Timyan
                                    --------------------------------------------
                                    Philip J. Timyan